NR 15-14

GOLD RESERVE COMPLETES ISSUANCE OF US $12.3 MILLION OF NEW CONVERTIBLE NOTES AND MODIFIES TERMS OF EXISTING US $44 MILLION OF CONVERTIBLE NOTES AND RELATED INTEREST NOTES

SPOKANE, WASHINGTON, December 1, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (“Gold Reserve” or the “Company”) announces the closing of the previously announced financing of approximately US $12.3 million of new convertible secured notes (“New Notes”) due December 31, 2018 and modification, amendment and extension of the maturity date of its approximately US $44 million outstanding principal and related interest notes from December 31, 2015 to December 31, 2018 (“Modified Notes”).

The Company issued the US $12.3 million New Notes with an original issue discount of 2.5% of the principal amount and also issued New Notes representing 2.5% of the outstanding principal and accrued and unpaid interest amount of the Modified Notes being extended as a restructuring fee to the holders of the original notes. As a result of the issuance of the New Notes, the Company will receive approximately $12 million in gross proceeds and have outstanding approximately $58.1 million of notes in the aggregate as of December 1.

The notes subject to this transaction, including the new interest notes described herein, will bear interest at a rate of 11% per year, which interest will be paid in kind quarterly in the form of additional notes and will accrue and be payable in cash at maturity. The notes, with the exception of the new interest notes, will be convertible, at the option of the holder, into 333.33 Class A common shares per US $1,000 (equivalent to a conversion price of US $3.00 per common share) at any time upon prior written notice to the Company.

The notes will be senior obligations of the Company, secured by substantially all of the assets of the Company and subject to certain other terms including restrictions regarding the pledging of assets and incurrence of certain capital expenditures or additional indebtedness without consent of noteholders. The noteholders will also have participation rights in future equity or debt financing. Further information on the notes will be available in the regulatory filings of the Company by going to the website at www.goldreserveinc.com .

Doug Belanger, President stated, “The closing of the new financing and the extension and amendment of the notes due 2018 puts us in a strong position to complete the arbitration process through to its full conclusion, as well as conduct the other business of the Company.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the meaning of applicable U.S. federal securities laws and state Gold Reserve's and its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the issuance of the New Notes, the modification of the old Notes, and the company's ongoing arbitration proceedings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2014, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”